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[GREAT LAKES POWER INC. LOGO]

                                  NEWS RELEASE

        GREAT LAKES POWER ANNOUNCES UPDATE ON GOING PRIVATE TRANSACTION

TORONTO, JANUARY 19, 2001 - Great Lakes Power Inc. (GLZ:TSE) (the "Corporation") today announced that the Independent Committee, appointed by the Board of Directors to review the proposed offer by Brascan Corporation to acquire the minority shareholdings of Great Lakes pursuant to a going private transaction, has determined that the proposed transaction is in the best interests of the Corporation and is fair from a financial point of view to the Corporation's minority shareholders and to the holders of its Convertible Debentures.

Following a review of the Independent Committee's report and recommendations today, the board unanimously recommends that the Corporation's shareholders vote in favour of the proposed transaction at a Special Meeting of Great Lakes to be held on Wednesday, February 28, 2001. The record date for this meeting is January 16, 2001. Mailing of the meeting materials, including the Management Information Circular containing the report of the Independent Committee, will take place on or about January 24, 2001.

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Great Lakes Power Inc. generates, transmits and distributes electricity in northern Ontario and western Quebec, and has ownership and operating interests in other power generating facilities in Canada and the United States.

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For more information, please contact:
Media:                                       Shareholders and Investors:
Edward C. Kress                              Alan V. Dean
Chairman and Chief Executive Officer         Vice-President and Secretary
(416)363-9491                                (416)956-5124